

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2010

Mr. Haim Tsuff
Chief Executive Officer
Isramco, Inc.
2425 West Loop South, Suite 810
Houston Texas 77027

> **Re:**   **Isramco, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **File No. 000-12500**

Dear Mr. Tsuff:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Business, page 4

Overview, page 4

1.   You state your estimated reserves were prepared by an independent reserve engineering firm, Cawley, Gillespie & Associates, Inc. Please amend your filing to include their report as an exhibit, as required by Item 1202(a)(8) of Regulation S-K.

2.   We note you calculate and present your estimated total proved oil, natural gas and natural gas liquid reserves on a "barrels of oil equivalent" basis. In future filings, please disclose the basis for such equivalency. Refer to Regulation S-K 1202(a)(2), Instruction 3, for additional guidance.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

3.   Please tell us what consideration you gave to the disclosures pertaining to any "off-balance sheet arrangements." Refer to Item 303(a)(4) of Regulation S-K, for additional guidance.

Results of Continuing Operations, page 31

4.   We note you present average production cost by unit of production (MBOE). We further note that such average cost includes taxes. Tell us the nature of the taxes you have included in your production cost and why you believe it appropriate to include them. Refer to Item 1204(b)(2) of Regulation S-K, for additional guidance.

Financial Statements, page 44

Notes to Financial Statements, page F-7

Note 1 – Summary of Significant Accounting Policies, page F-7

Recently Issued Accounting Pronouncements, page F-11

5.   We note the disclosure of your adoption of the *Oil and Gas Estimations and Disclosures* standard. Please expand your disclosure to also address the effect of initially applying this standard, or state that such effect was not significant or not practicable to estimate, if true. Please refer to FASB ASC Topic 932-10-65-1(d), for additional guidance.

Note 10 – Income Taxes, page F-24

6.   You state, "There is a net deferred tax asset and it is management's opinion that a valuation allowance is needed, as it is not more likely than not based on objective evidence that realization of the deferred tax assets is reasonably assured." Please tell us the amount of allowance you incurred in 2009, the cumulative allowance established, as of December 31, 2009, and where such amounts are reflected in your note disclosure.

Note 19 – Supplementary Oil and Gas Information (Unaudited), page F-31

Oil and Gas Reserves, page F-31

7.   We note you disclose your oil and gas production, for each of the last three fiscal years, by final product sold. Please tell us whether any individual fields contain 15% or more of your total proved reserves and, if so, why you concluded that the information for each significant field was not required. Refer to Item 1204(a) of Regulation S-K, for additional guidance.

8. We note you present the tabular information of your proved reserves, as required by Item 1202(a)(1) of Regulation S-K. In future filings, please provide this information on an oil-equivalent-barrels basis. Refer to Item 1202(a)(2) of Regulation S-K, for additional guidance.

9. Please amend your filing to provide disclosure describing the internal controls you use in your reserves estimation effort, as required by Item 1202(a)(7) of Regulation S-K.

10. It appears you omitted many of the disclosures required by Items 1205, 1206 and 1208 of Regulation S-K. Accordingly, please amend your filing to provide this information, or tell us why you believe these reporting requirements are not applicable to your business operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney, at (202) 551-3863, or Sandra Eisen, at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3311, with any other questions.

Sincerely,

Ethan Horowitz
Branch Chief